FILING PURSUANT TO RULE 425 FILER: K2 INC. SUBJECT COMPANY: RAWLINGS SPORTING GOODS COMPANY, INC. COMMISSION FILE NO. 0-24450

This filing relates to the proposed merger between K2 Inc. (the “Company”) and Rawlings Sporting Goods Company, Inc. (“Rawlings”) pursuant to the terms of an Agreement and Plan of Merger, dated as of December 15, 2002, among the Company, Rawlings and Lara Acquisition Sub, Inc.

On March 25, 2003, the Company issued the following press release regarding the proposed merger described above:

Los Angeles, California—March 25, 2003—K2 Inc. (NYSE: KTO) and Rawlings Sporting Goods Company, Inc. (Nasdaq: RAWL) today announced the merger exchange ratio in connection with K2’s proposed acquisition of Rawlings. If the merger with Rawlings is completed, the Rawlings stockholders will receive 1.080 shares of K2 common stock for each share of Rawlings common stock owned by the Rawlings stockholder at the time of the merger. The exchange ratio was calculated as provided in the merger agreement between K2 and Rawlings dated December 15, 2002. The exchange ratio assumes that the closing of the merger will take place, as currently scheduled, on March 26, 2003, and is subject to change if the closing does not occur on the scheduled date for any reason.

K2 is a leading designer, manufacturer and marketer of brand name sporting goods, recreational and industrial products. The company’s sporting goods and recreational products include well-known names such as K2 and Olin alpine skis, K2, Ride and Morrow snowboards, boots and bindings, K2 in-line skates, Stearns sports equipment, Shakespeare and Pflueger fishing tackle, K2 bikes, and Dana Design backpacks. K2’s other recreational products include Planet Earth apparel, Adio skateboard shoes and Hilton corporate casuals. K2’s industrial products include Shakespeare extruded monofilaments, marine antennas and fiberglass light poles.

Rawlings is a leading marketer and manufacturer of baseball equipment in the United States. Rawlings is the official baseball of Major League Baseball and the NCAA Baseball Championships. Over half of all Major League players use a Rawlings glove, including such stars as Derek Jeter, Alex Rodriquez, Ken Griffey, Jr., and Pedro Martinez. Over one third of all Major League players use a Rawlings bat. Rawlings is also a leading marketer of basketballs, footballs, and team apparel, including the new patented Rawlings Ten basketball, a new ten seam basketball to provide greater ball control, and the new patented Rawlings VR5 football, a 5 panel football for better handling.

STOCKHOLDERS OF K2 INC. AND RAWLINGS SPORTING GOODS COMPANY, INC. ARE URGED TO READ THE REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the these documents filed by K2 Inc. with the Securities and Exchange Commission (the “SEC”) also may be obtained free of cost on the SEC’s website, http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

K2 Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies of K2 Inc. stockholders in connection with the proposed merger. A detailed list of the names, affiliations and interests of the participants in the solicitation is set forth in the joint proxy statement that was filed with the SEC.

This news release includes forward-looking statements. K2 and Rawlings caution that these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including but not limited to the companies’ ability to complete the merger and successfully integrate the two companies, global economic conditions, product demand, financial market performance, and other risks described in K2’s Registration Statement on Form S-4 and Annual Report on Form 10-K filed with the Securities and Exchange Commission.

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